UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Diamond Resorts International, Inc.
(Name of Issuer)

Common Stock, par value  $0.01
(Title of Class of Securities)

25272T 104
(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)
(Page 1 of 8 Pages)

1.	NAMES OF REPORTING PERSONS Guggenheim Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,338,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	11,338,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 74,909,138 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,338,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	11,338,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 74,909,138 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,338,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	11,338,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 74,909,138 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

1.	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	11,338,566 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	11,338,566 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (2)
14.	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 74,909,138 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC and Guggenheim Partners Investment Management, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 5, 2013, as amended by Amendment No. 1 filed on August 18, 2014 (collectively, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 2, 2015, the Issuer commenced a secondary public offering (the “March 2015 Offering”) of 4,833,000 shares of Common Stock on behalf of certain selling stockholders (plus an additional 724,950 shares subject to the Over-allotment Option (as defined below)), including 1,551,000 shares of Common Stock on behalf of  DRP Holdco, LLC (“DRPH”) (plus an additional 232,650 shares subject to the Over-allotment Option), pursuant to a registration statement on Form S-3 (File No. 333-202450) filed by the Issuer with the Securities and Exchange Commission on March 2, 2015, which includes a base prospectus dated March 2, 2015, and a related prospectus supplement.  DRPH expects to enter into an underwriting agreement with Credit Suisse Securities (USA) LLC (“CS”) in connection with the March 2015 Offering.  DRPH expects the underwriting agreement to provide CS with a 30-day option to purchase 724,950 additional shares of Common Stock from the selling stockholders, including 232,650 shares held by DRPH, to cover over-allotments (the “Over-allotment Option”).

The Issuer may purchase from the underwriter up to $50 million of the shares of Common Stock that are subject to the offering, including shares of Common Stock being sold by DRPH.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with the March 2015 Offering, DRPH entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with CS.  The Lock-Up Agreement provides that DRPH will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of CS, for a period of 90 days after the date of the final prospectus supplement used to sell securities in the March 2015 Offering (which 90-day period is subject to extension under certain specified conditions).  The Lock-Up Agreement contains certain exceptions, including but not limited to an exception to allow 1818 Partners, LLC to exercise its call option to acquire 4,535,426 shares of Common Stock from DRPH.

The description of the Lock-Up Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such document, which is included as Exhibit 14 to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

14.	Form of Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 4, 2015

GUGGENHEIM CAPITAL, LLC

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GUGGENHEIM PARTNERS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	Guggenheim Capital,LLC, parent company

By:	/s/ Robert Saperstein
	Name:	Robert Saperstein
	Title:	Managing Director